SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: August 24, 2006	/s/ Bruce G. Waterman
	Name:	Bruce G. Waterman
	Title:	Senior Vice President, Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release #06-029 dated August 23, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium to continue operation of Kenai, Alaska nitrogen facility in 2007	06-029
Date: August 23, 2006

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com
ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has successfully obtained sufficient natural gas supplies to allow for the operation of its Kenai nitrogen facility in 2007. Agrium expects that the nitrogen plant will experience an extended shutdown during the winter months due to seasonally higher demand for home heating.
“I would like to thank the employees at the Kenai facility for the outstanding dedication they have shown. I would also like to thank the State of Alaska and Governor Murkowski for the continued assistance in helping keep an important value add industry in Alaska,” said Mike Wilson, Agrium President and CEO. “An important consideration in Kenai’s continued operation is the potential future option value due to recent developments in the Cook Inlet that may create longer-term possibilities.”
The extension is not expected to impact Agrium’s guidance for the second half of the year and is anticipated to provide only a modest contribution to earnings in 2007. This is due to a lower anticipated operating rate and higher average gas price than in 2006. The commercial gas contracts are with numerous Cook Inlet gas producers and are subject to strict confidentiality provisions.
The facility is expected to operate at about 75 percent of capacity over the next 12 months, operating one ammonia and one urea plant. Annual urea capacity is 640,000 thousand tonnes and net ammonia capacity would be approximately 280,000 thousand tonnes if the single-train ammonia and urea plants both operated at full rates.
About Agrium
Agrium Inc. is a leading global producer and marketer of agricultural nutrients, industrial products, and specialty fertilizers, and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to the future global supply, demand and price conditions for nitrogen, regional and global prices and availability for natural gas and oil, future prices and availability for natural gas in the Cook Inlet for the Kenai facility, including additional drilling activity in the Cook Inlet and regional weather conditions, as well as the potential economic viability for a local gasification facility that may provide a new, long-term source of feedstock for the facility. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.